Exhibit 99.1

News Release

Immediate Release

Stantec increases credit facility to C$350 million and extends maturity date to August 2013

EDMONTON, AB (August 31, 2010) TSX, NYSE:STN

Stantec announced today that it has reached an agreement to increase the limit of its existing revolving credit facility from C$300 million to C$350 million and extend the maturity date to August 2013. The agreement also includes a provision for the Company to obtain access to an additional C$75 million under the same terms and conditions upon approval from its lenders. Stantec will use the credit facility as working capital, for general corporate purposes, and for future acquisitions.

“The increase to our credit facility is part of a long-term financing strategy that gives us  the flexibility and capacity to reach our goal of becoming and remaining a top 10 global design firm,” says Dan Lefaivre, Stantec senior vice president and chief financial officer. “The increased commitment from our syndicate partners demonstrates their confidence in our ability to execute our business plan.”

The credit facility is being made available by a syndicate of financial institutions led by Canadian Imperial Bank of Commerce as administrative agent, sole lead arranger, bookrunner, syndication agent, and documentation agent. Other current members include the Alberta Treasury Branches; Canadian Western Bank; Bank of America, N.A.; and National Bank of Canada. Added to the syndicate is HSBC Bank Canada.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects.  We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 10,000 employees operating out of more than 150 locations in North America. Stantec trades on the TSX and the NYSE under the symbol STN. Stantec is One Team providing Infinite Solutions.

Media Contact Jay Averill Stantec Media Relations 780-917-7441 jay.averill@stantec.com	Investor Contact Simon Stelfox Stantec Investor Relations 604-696-8338 simon.stelfox@stantec.com
One Team. Infinite Solutions.